EXHIBIT 21.1

SUBSIDIARIES OF ATHERSYS, INC.

Name of Subsidiary	Jurisdiction

ABT Holding Company (formerly Athersys, Inc.)	Delaware
Advanced Biotherapeutics, Inc.	Delaware
Athersys Limited	United Kingdom
ReGenesys LLC	Delaware
ReGenesys BVBA	Belgium
Oculus Pharmaceuticals, Inc. (50% ownership)(1)	Delaware

(1)	Liquidation of Oculus approved by its stockholders in January 2012. Asset distribution was insignificant.